Mail Stop 4561
July 29, 2005

Mr. Herbert J. Moltzan
President and Chief Executive Officer
BUCS Financial Corp.
10455 Mill Run Circle
Owings Mills, Maryland 21117

Re: BUCS Financial Corp.
 Form 10-KSB for the fiscal year ended December 31, 2004
 Filed March 31, 2005
 File Number: 000-23969

Dear Mr. Moltzan:

 We have completed our review of your Form 10-KSB and related
filings and have no further comments at this time.

        Sincerely,

        John P. Nolan
        Accounting Branch Chief